SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           __________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 2)

                                      Suez
        ----------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, nominal value Eur 2 each
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   864686100*
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
        ----------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d - 1(b)
[   ]  Rule 13d - 1(c)
[ X ]  Rule 13d - 1(d)


* This CUSIP relates to American Depositary Shares, each of which represent one ordinary share


         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

         The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Credit Agricole S.A.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|_|

                                                                     (b)|X|
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           France

                        5    SOLE VOTING POWER
                             shares: 23,607,416
  NUMBER OF                  voting rights: 47,214,832
   SHARES
BENEFICIALLY            6    SHARED VOTING POWER(1)
  OWNED BY                   shares: 29,558,128
    EACH                     voting rights: 39,042,713
  REPORTING
 PERSON WITH            7    SOLE DISPOSITIVE POWER
                             shares: 23,607,416
                             voting rights: 47,214,832

                        8    SHARED DISPOSITIVE POWER(1)
                             shares: 29,558,128
                             voting rights: 39,042,713

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           shares: 53,165,544
           voting rights: 86,257,545

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*

           N/A

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           shares: 5.2%(2)
           voting rights: 7.5%(3)

   12      TYPE OF REPORTING PERSON*

           CO


---------------------
(1) Of the shares listed in response to this item, 17,636,115 shares representing the same number of voting rights are held by Calyon, a subsidiary of Credit Agricole S.A., under the terms of an international employee savings scheme that Calyon administers on behalf of the Issuer. Calyon disclaims beneficial ownership of these shares. Under the terms of the international employee savings scheme established under French law, individual employees hold investment power with respect to these shares and voting power with respect to these shares is exercised by an entity representative of the employees of the Issuer.
(2) Calculated on the basis of 1,020,465,386 Ordinary Shares, which, based on information provided to us by the Issuer, was the number of Ordinary Shares outstanding as of January 11, 2005.
(3) Calculated on the basis of 1,149,551,713 voting rights, which, based on publicly available information, was the number of voting rights outstanding as of February 3, 2005.

Item 1(a).   Name of Issuer:

             Suez

Item 1(b).   Address of Issuer's Principal Executive Offices:

             16, rue de la Ville l'Eveque, 75008 Paris, France

Item 2(a)    Name of Person Filing:

             Credit Agricole S.A.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             91-93 Bd. Pasteur, 75015 Paris, France

Item 2(c)    Citizenship:

             France

Item 2(d)    Title of Class of Securities:

             Ordinary Shares, Eur 2 nominal value each

Item 2(e)    CUSIP Number:

             864686100 (CUSIP for American Depositary Shares, each represents one Ordinary Share of the class)

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Not Applicable

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a) Amount beneficially owned: 53,165,544 shares representing 86,257,545 voting rights(4)
             (b) Percent of class: 5.2%(5) of the shares and 7.5%(6) of the voting rights
             (c)  Number of shares as to which the person has:
                     (i)    Sole power to vote or direct the vote:
                            23,607,416 shares
                     (ii)   Shared power to vote or direct the vote:
                            29,558,128 shares(4)
                     (iii) Sole power to dispose or to direct the disposition of: 23,607,416 shares
                     (iv) Shared power to dispose or to direct the disposition of: 29,558,128 shares(4)

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not Applicable

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable

Item 9:      Notice of Dissolution of Group.

             Not Applicable

Item 10.     Certifications

             Not Applicable


---------------------
(4) Of the shares listed in response to this item, 17,636,115 shares representing the same number of voting rights are held by Calyon, a subsidiary of Credit Agricole S.A., under the terms of an international employee savings scheme that Calyon administers on behalf of the Issuer. Calyon disclaims beneficial ownership of these shares. Under the terms of the international employee savings scheme and applicable French law, individual employees hold investment power with respect to these shares and voting power with respect to these shares is exercised by an entity representative of the employees of the Issuer.
(5) Calculated on the basis of 1,020,465,386 Ordinary Shares, which, based on information provided to us by the Issuer, was the number of Ordinary Shares outstanding as of January 11, 2005.
(6) Calculated on the basis of 1,149,551,713 voting rights, which, based on publicly available information, was the number of voting rights outstanding as of February 3, 2005.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 10, 2005



                                             /s/ Alain Seuge
                                             -------------------------------
                                             By: Alain Seuge
                                             Title: Head of Group Compliance